PRICING SUPPLEMENT
------------------
(TO PROSPECTUS DATED OCTOBER 4, 1999 AS SUPPLEMENTED BY
PROSPECTUS SUPPLEMENT DATED OCTOBER 13, 1999)


                                 $500,000,000                    [LOGO]
                           PP&L CAPITAL FUNDING, INC.
                               7 3/4% NOTES DUE 2005

                        UNCONDITIONALLY GUARANTEED AS TO
              PAYMENT OF PRINCIPAL AND ANY INTEREST AND PREMIUM BY
                              PP&L RESOURCES, INC.
                               -------------------

                   Interest payable on April 15 and October 15
                               -------------------

          The 7 3/4% Notes Due 2005 (the "Offered Notes"), are a tranche of PP&L Capital Funding's securities designated Medium-Term Notes, Series C, and are described in the accompanying prospectus and prospectus supplement. PP&L Capital Funding's payment obligations on the Offered Notes will be unconditionally guaranteed by PP&L Capital Funding's parent, PP&L Resources. Interest on the Offered Notes will be payable on April 15 and October 15, commencing October 15, 2000, as described herein and in the accompanying prospectus and prospectus supplement. The Offered Notes will mature on April 15, 2005, and are redeemable at the option of PP&L Capital Funding, in whole at any time or in part from time to time, as described herein.


                                                      UNDERWRITING DISCOUNTS          PROCEEDS TO
                                PRICE TO PUBLIC(1)        AND COMMISSIONS         PP&L CAPITAL FUNDING (1)
                                ------------------    -----------------------     ------------------------
Per Offered Note .........             99.88%                 .60%                         99.28%
Total ....................      $    499,400,000        $   3,000,000               $   496,400,000


-----------
(1)    Plus accrued interest, if any, from date of issuance.

                               -------------------

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PRICING SUPPLEMENT, THE ACCOMPANYING PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The Underwriters expect to deliver the Offered Notes to the purchasers in book-entry form through the facilities of The Depository Trust Company on or about February 8, 2000.

                               -------------------
                               JOINT BOOK-RUNNERS:

CREDIT SUISSE FIRST BOSTON                            MORGAN STANLEY DEAN WITTER

                               -------------------

BANC OF AMERICA SECURITIES LLC
                GOLDMAN, SACHS & CO.
                                MERRILL LYNCH & CO.
                                                PAINEWEBBER INCORPORATED

February 3, 2000

          You should rely on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus is accurate as of any date after the date of this pricing supplement.

                                TABLE OF CONTENTS

                               PRICING SUPPLEMENT

                                                                            Page
                                                                            ----

Use of Proceeds..............................................................P-3
Description of the Offered Notes.............................................P-3
Underwriters.................................................................P-5


                              PROSPECTUS SUPPLEMENT

Description of the Notes.....................................................S-2
Certain United States Federal Income Tax Considerations.....................S-19
Validity of the Notes and the Guarantee.....................................S-22
Supplemental Plan of Distribution...........................................S-22

                                   PROSPECTUS

About this Prospectus..........................................................2
Where You Can Find More Information............................................3
PP&L Resources.................................................................5
PP&L Capital Funding...........................................................7
PP&L Capital Funding Trust I...................................................7
Use of Proceeds................................................................7
Ratios of Earnings to Fixed Charges and Earnings to Fixed Changes
  and Preferred Dividends......................................................8
Description of PP&L Resources' Capital Stock...................................8
Description of Stock Purchase Contracts and Stock Purchase Units..............10
Description of the Debt Securities............................................10
Description of the Trust Securities...........................................20
Description of the Preferred Securities Guarantee.............................28
Description of the Subordinated Debt Securities...............................31
Information Concerning the Trustees...........................................45
Experts.......................................................................45
Validity of the Securities and the Securities Guarantees......................45
Plan of Distribution..........................................................45

                                 USE OF PROCEEDS

          The net proceeds to be received by PP&L Capital Funding, Inc. from the sale of the Offered Notes will be used for general corporate purposes, including making loans to the unregulated subsidiaries of PP&L Resources, Inc. and reduction of commercial paper balances. At December 31, 1999, PP&L Capital Funding had $298 million aggregate principal amount of commercial paper notes outstanding, bearing interest at a weighted average rate of 6.67% per annum. Certain proceeds from the sale of commercial paper notes were loaned to a subsidiary of PP&L Resources, Inc. to partially finance the $757 million acquisition of generation assets from The Montana Power Company in December 1999.

                        DESCRIPTION OF THE OFFERED NOTES

          The following description of the particular terms of the Offered Notes supplements, and to the extent inconsistent replaces, the description of the general terms and provisions of the Debt Securities set forth under "Description of the Debt Securities" in the accompanying prospectus, and of the Notes set forth under "Description of the Notes" in the accompanying prospectus supplement, to which general description reference is hereby made. The following summary of certain terms and provisions of the Offered Notes, the Guarantees and the Indenture does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Offered Notes, the Guarantees and the Indenture. Capitalized terms used but not defined herein shall have the meanings given to them in the accompanying prospectus and prospectus supplement, the Offered Notes or the Indenture, as the case may be.

GENERAL

          The Offered Notes will be issued as a separate tranche of Medium-Term Notes, Series C, under the Indenture among PP&L Capital Funding, PP&L Resources and The Chase Manhattan Bank, as trustee, which is more fully described in the accompanying prospectus and prospectus supplement. PP&L Resources will unconditionally guarantee PP&L Capital Funding's obligation to pay principal and any interest and premium payable with respect to the Offered Notes.

          The Offered Notes will be initially issued as Book-Entry Notes as described under "Description of the Notes-Book-Entry Notes" in the accompanying prospectus supplement.

MATURITY; INTEREST

          The Offered Notes will mature on April 15, 2005 (the "Stated Maturity Date"), and will be issued as Fixed Rate Notes bearing interest at a rate of 7 3/4% per annum from the date of issuance (the "Original Issue Date"). Interest on the Offered Notes will be payable on each April 15 and October 15, commencing October 15, 2000 (each such date, an "Interest Payment Date"). The Regular Record Date with respect to any Interest Payment Date will be the March 31 or September 30, as the case may be, immediately preceding such Interest Payment Date (whether or not any such Regular Record Date is also a Business Day).

REDEMPTION

          The information regarding redemption set forth in the accompanying prospectus supplement in the first paragraph under "Description of the Notes-Redemption at the Option of PP&L Capital Funding" will not be applicable to the Offered Notes.

          The Offered Notes will be redeemable at the election of PP&L Capital Funding, in whole at any time or in part from time to time, at a redemption price equal to the greater of:

          (a) 100% of the principal amount of the Offered Notes to be so redeemed; or

          (b) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Offered Notes to be so redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 15 basis points, plus, in either of the above cases, accrued and unpaid interest to the date of redemption.

          "Adjusted Treasury Rate" means, with respect to any redemption date:

          (a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life (as defined below), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

          (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

          "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term to the Stated Maturity Date of the Offered Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities (the "Remaining Life").

          "Comparable Treasury Price" means (1) the average of six Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than six such Reference Treasury Dealer Quotations, the average of all such quotations.

          "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by PP&L Capital Funding.

          "Reference Treasury Dealer" means:

          (a) each of Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), PP&L Capital Funding will substitute another Primary Treasury Dealer; and

          (b)  any  other  Primary  Treasury  Dealer  selected  by PP&L  Capital
               Funding.

          "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

          Additional   information  concerning  redemption  is  contained  under
"Description of the Debt Securities--Redemption" in the accompanying prospectus.

          The Offered Notes will not be subject to a sinking fund or other mandatory redemption provisions, and will not be repayable at the option of the Holder prior to the Stated Maturity Date.

                                  UNDERWRITERS

         Under the terms and subject to the conditions contained in a Terms Agreement dated the date hereof, the Underwriters named below have agreed to purchase, and PP&L Capital Funding has agreed to sell to them, severally, the respective principal amounts of Offered Notes set forth opposite their respective names below:

                                                              PRINCIPAL AMOUNT
            NAME                                              OF OFFERED NOTES
            ----                                              ----------------

        Credit Suisse First Boston Corporation.................$ 200,000,000
        Morgan Stanley & Co. Incorporated .....................  200,000,000
        Banc of America Securities LLC ........................   25,000,000
        Goldman, Sachs & Co. ..................................   25,000,000
        Merrill Lynch, Pierce, Fenner  & Smith
                     Incorporated .............................   25,000,000
        PaineWebber Incorporated ..............................   25,000,000
                                                               -------------
            Total..............................................$ 500,000,000
                                                               =============

         Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated are acting as joint book-runners for the Offered Notes. The Terms Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the Offered Notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for the Offered Notes if any are taken.

         The Underwriters of the Offered Notes propose to offer part of the Offered Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .35% of the principal amount of the Offered Notes. The Underwriters and such dealers may reallow a discount of .20% of such principal amount to certain other dealers. After the initial offering of the Offered Notes, the offering price and other selling terms may from time to time be varied.

         PP&L Capital Funding and PP&L Resources have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

         PP&L Capital Funding does not intend to apply for listing of the Offered Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Offered Notes as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Offered Notes.

         In order to facilitate the offering of the Offered Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Notes. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Offered Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Offered Notes, the Underwriters may bid for, and purchase, the Offered Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Offered Notes in the offering, if the syndicate repurchases previously distributed Offered Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Offered Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end of these activities at any time.

          In the ordinary course of their business, Morgan Stanley & Co. Incorporated and Credit Suisse First Boston Corporation and certain of the other Underwriters have engaged and may in the future engage in investment and commercial banking transactions with PP&L Resources, PP&L Capital Funding and certain of their affiliates.